Exhibit 99.1

WILLI-FOOD INTERNATIONAL LTD. ANNOUNCES
APPOINTMENT OF MR. EREZ WINNER AS CEO

YAVNE, Israel - May 17, 2022 - G. Willi-Food International Ltd. (NASDAQ: WILC) (TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced that the Company's Board of Directors appointed Mr. Erez Winner as CEO of the Company, effective as of today. Mr. Winner was also appointed as CEO of the Company’s parent company, Willi-Food Investments Ltd.

Mr. Winner holds a Bachelor’s degree in Political Science and in Middle East Studies from the Hebrew University of Jerusalem and a Master’s degree in Political Science from the University of Haifa. In addition, Mr. Winner is a graduate of the National Security College, the Inter-Armed College of Command and Staff, the Board Members’ Course of the Israeli Center for Management and the Financial Management course for executives of the Tel Aviv University. Mr. Winner has previously held a number of command positions in the IDF, including Assistant Chief of Staff, served as CEO of Carmel Winery and as an independent consultant in the fields of security, society and education, as a partner in start-ups in the security and commercial fields and is a volunteer in the "Connect" organization. Since March 2021, Mr Winner has served as Acting CEO of the Company and its parent company, Willi-Food Investments Ltd.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies (Gold-Frost) Ltd., a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 15, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:

G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il